Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 23, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File No. 333-225863)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on July 12, 2018 regarding the Fund’s registration statement on Form N-14 (the “Registration Statement”), filed with the SEC on June 25, 2018, with respect to the reorganization of the World Opportunities Series (the “Acquired Series”), a series of Manning & Napier Fund, Inc. (“the Fund”), into the Overseas Series (the “Surviving Series”), a separate series of the Fund. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1.	Comment: Please confirm that the fees and expenses presented in the Annual Fund Operating Expenses tables in the “How do the Series’ fees and expenses compare?” section of the Proxy Statement/Prospectus represent current fees in accordance with Item 3 of Form N-14.

Response: Confirmed.

2.	Comment: In the first paragraph of the “How do the Series’ principal investment strategies compare?” section of the Proxy Statement/Prospectus, please state that the principal investment strategies of the Surviving Series impose limits on investments in any one country and investments in emerging market countries that are not imposed on the Acquired Series.

Response: No changes have been made in response to this comment because the Fund believes that responsive disclosure is currently included in the third sentence of the paragraph, which states (emphasis added):

However, the principal investment strategies of the Series differ in that (a) the principal investment strategies of the Acquired Series include investments in U.S. companies, which are not part of the principal investment strategies of the Surviving Series, and (b) the principal investment strategies of the Surviving Series impose restrictions with respect to investments in U.S. issuers, investments in any one country and investments in emerging market countries, which are not imposed on the Acquired Series.

3.	Comment: In the “How does the Series’ performance compare?” section of the Proxy Statement/Prospectus, please state that the objectives, policies, guidelines, and restrictions of the Collective are in all material respects equivalent to those of the Surviving Series. See MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

Response: The requested change has been made.

4.	Comment: In the “How does the Series’ performance compare?” section of the Proxy Statement/Prospectus, please only include before-tax returns for the Surviving Series for the period after the Series’ registration as a mutual fund if the Series is unable to compute standardized after-tax returns for the pre-registration period because of different tax treatment for those years. See Question 20 in Frequently Asked Questions About Mutual Fund After-Tax Return Requirements (Jan. 14, 2002) (the “FAQ”).

Response: The FAQ states (emphasis added):

If [a mutual fund that includes in its prospectus standardized before-tax returns that include the performance of a predecessor unregistered account] is unable to compute standardized after-tax returns for periods prior to registration because of different tax treatment for those years, the fund may include in the risk/return summary standardized after-tax returns for the post-registration period only, provided that the fund also includes standardized before-tax returns for the post-registration period. This will permit comparisons between after-tax returns and before-tax returns for the same periods. The fund also may continue to include in the risk/return summary of its prospectus before-tax returns from the date of inception of the predecessor unregistered account.

In accordance with the FAQ, the section includes the before-tax returns and after-tax returns of the Surviving Series for the 1-, 5- and 10-calendar year periods – the periods for which Form N-1A requires performance disclosure. In addition, the Fund believes that the highlighted sentence in the FAQ permits the inclusion of the before-tax returns of the Surviving Series from the inception date of the Collective. Therefore, no changes have been made in response to this comment.

5.	Comment: In the “Expenses of the Reorganization” section of the Proxy Statement/Prospectus, please disclose the estimated dollar amount of reorganization expenses expected to be paid by the Advisor.

Response: The requested change has been made.

6.

Comment: The “Additional Information About the Proxy Statement/Prospectus – Adjournments” section of the Proxy Statement/Prospectus states that if a quorum is present but insufficient votes have been received to approve the Proposal, the persons named as proxies will vote on an adjournment of the Special Meeting to permit further solicitation of proxies. An adjournment to solicit additional proxies is a substantive proposal for which proxies much be solicited and discretionary authority is not available. To the extent that proxies are being solicited for the adjournment of the Special Meeting, please revise the Proxy

Statement/Prospectus and proxy card to set forth the adjournment as a separate proposal. See Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

Response: The section has been revised to state that if a quorum is present but insufficient votes have been received to approve the Proposal, the chairperson of the Special Meeting may adjourn the Special Meeting to permit further solicitation of proxies if the chairperson determines that an adjournment and additional solicitation is reasonable and in the interest of shareholders. The Fund believes that this approach is consistent with Maryland law and Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973).

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

cc:	Anu Dubey, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC